August 25, 2005


Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Dear Mr. Krikorian:

         This letter responds to your letter of August 4, 2005 commenting on the Forms 10-KSB for the fiscal year ended December 31, 2004 and 10-QSB for the quarter ended March 31, 2005 for Intelligent Systems Corporation (the "Company"). Specifically, you asked for our response indicating whether the company is an investment company under Section 3(a)(1) of the Investment Company Act of 1940 (the "1940 Act").

         The Company is not an investment company within the meaning of the 1940 Act. It neither holds itself out in its public filings or otherwise as being engaged or proposing to engage in the business of investing, reinvesting or trading in securities within the meaning of paragraph (A) of Section 3(a)(1) nor invests or proposes to invest more than 40% of its assets in investment securities, within the meaning of paragraph (C) of that section. Rather, the Company, through its subsidiaries, is engaged in the business of designing, developing, selling and supporting products in two segments: Information Technology (mostly software) and Industrial Products. The Company makes controlled investments and acquisitions as part of its basic operating strategy. Reflected on the attached spreadsheet, only a small percentage of the Company's assets - well below the 40% threshold set forth in Section 3(a)(1)(C) - represents the ownership of "investment securities."

         Throughout its 30-year history, the Company has operated subsidiaries that typically are early and growth stage businesses, which the Company has either grown from start-up phase or acquired a majority of the voting securities. The common thread in the Company's efforts is bringing new technologies to business markets. Thus, a critical element of the Company's business model is being proactive in identifying emerging technologies, markets, companies, etc. In pursuing this model, the Company may on occasion initially be a minority owner in an enterprise, which may subsequently lead to our assuming a majority position if we determine that the entity or its technology fits our overall strategic direction. In any event, the Company has taken steps to ensure such minority positions do not cause it to become an investment company within the meaning of the 1940 Act.

         The way our management functions reflects the nature of the Company's operations as that of an operating holding company rather than as a passive investor or investment manager buying and selling securities. Thus, Leland Strange, our CEO and a Managing Director of our CoreCard Software subsidiary, handles sales, business development and operational functions for CoreCard Software. Similarly, Francis Marks, one of our Vice Presidents, is President and CEO of our ChemFree subsidiary, and has full time, total operational responsibility for that $6 million company. And Bonnie Herron, CFO of our company, is also Secretary/Treasurer of several of our subsidiaries. In addition, her duties include accounting, human resources, contracting, real estate, and similar operational functions. None of these individuals, nor any other senior members of management is responsible for any investment management or securities trading function.

         We would note further that the Company does not acquire publicly traded shares through market transactions. It may, however, from time to time own shares of publicly traded entities through mergers or sales of its non-public investments to such publicly-traded entities. Typically, the Company sells such securities when restrictions on resale expire and the market can support such a sale.

         Finally, we would note that the Company has not made any new investments in other entities in the past two years, notwithstanding its active search for opportunities that complement its current subsidiaries' businesses and enhance shareholder value. Again, however, this long-term view is consistent with the reality of the Company's business model as an operator of subsidiary businesses, and in no sense the type of investor or trader of securities whose activities would cause it to be an investment company within the meaning of
Section 3(a)(1)(A).

         As requested in your letter of August 4, 2005, the Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the foregoing is fully responsive to your question. If you need any additional information, please do not hesitate to contact the undersigned.

                                         Sincerely,



                                         Bonnie L. Herron
                                         Chief Financial Officer

Attachment

INTELLIGENT SYSTEMS CORPORATION
INVESTMENT SECURITIES AND OTHER ASSET VALUES ON UNCONSOLIDATED BASIS AS OF MARCH 31, 2005

                                                                                             MARKET VALUE AS OF 3/31/05
                                                                                   -----------------------------------------------
                                                                     ISC               FAIR            VALUE OF         % OF TOTAL
                                                                  OWNERSHIP           MARKET          SECURITIES       ASSETS LESS
DESCRIPTION                                                           %                VALUE            BY TYPE            CASH
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN PUBLIC SECURITIES
ANADigics                                                            NA                67,716
                    Subtotal of Public Securities                                                         67,716A         0.18%

INVESTMENT IN SUBSIDIARIES (MAJORITY OWNED)
ChemFree                                                           100.00%          6,300,367
QS Technologies                                                    100.00%          4,000,000
VISaer                                                              79.00%         13,746,000
CoreCard Software                                                   87.00%          8,148,000
                    Subtotal of Subsidiaries' Securities                                              32,194,367         83.32%

INVESTMENT IN PRIVATE SECURITIES OF AFFILIATES
  (25-49% OWNERSHIP)
NKD/CoreXpand                                                       25.10%             841,881
                    Subtotal of Affiliate securities                                                     841,881B         2.18%

INVESTMENTS IN PRIVATE SECURITIES (LESS THAN 20% OWNERSHIP)
Horizon Software                                                    18.20%          3,250,000
Alliance                                                             2.92%            456,672
Silverpop                                                              <1%             23,693
Screen Art                                                           5.00%             37,500
Aderis                                                                 <1%            276,570
LanCope                                                              0.96%            243,258
Paymetric                                                            1.50%             98,000
ISC Guernsey                                                        19.00%          1,000,000
                    Subtotal of <20% owned securities                                                  5,385,693C        13.94%

   TOTAL - SECURITIES                                                              38,489,657         38,489,657         99.61%
                                                                                  ============================================
ISC other assets not in securities or cash                                            149,208                             0.39%
ISC cash                                                                              531,944
                                                                                  -----------                          --------
TOTAL ASSETS - UNCONSOLIDATED BASIS                                                39,170,809
                                                                                  ===========                           =======

                    TOTAL ASSETS LESS CASH                                         38,638,865D                          100.00%
                    Total Investment Securities (A+B+C) as
                      % of total securities less cash (D)                                  16%